Exhibit 99.2
company statement

For media enquiries please contact Cameron Hamilton on
1 August 2006	Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011
UPDATE ON FINAL FUNDING AGREEMENT
EXTENSION TO 31 AUGUST
James Hardie today advised that the NSW Government has extended the deadline for satisfaction of certain conditions precedent under the Final Funding Agreement (FFA) to 31 August 2006. The extension recognises the fact that the company is currently in discussions to resolve outstanding matters with the Australian Taxation Office (ATO) and the NSW Government.
In announcing the extension, the company reaffirmed its commitment to a voluntary long-term asbestos compensation funding arrangement for Australian claims against certain former group subsidiaries and said the FFA remained the most viable option, assuming certain conditions precedent, including tax exemption for the Special Purpose Fund (SPF), can be successfully resolved.
The company said it was continuing to hold discussions with the ATO regarding the tax treatment of the SPF, fulfilling suggestions made at the meeting between Bernie Banton and the Prime Minister on 19 July 2006. The on-going discussions follow the ATO’s 23 June 2006 ruling that the SPF does not qualify as a tax concession charity, which means that the ATO would seek to subject the SPF to Australian income tax, as well as other taxes.
Full tax exemption for the SPF was a condition precedent to the FFA and all parties to the Heads of Agreement, signed in December 2004, regard this as critical to the long-term viability and affordability of the SPF.
James Hardie’s representatives have been engaged in discussions with the ATO for 16 months on tax issues surrounding the FFA; the specific issue of the tax status of the SPF has been discussed for seven months.
James Hardie CEO, Louis Gries, said it was in the interest of all stakeholders to resolve the outstanding issues quickly, especially given that the current fund, the Medical Research and Compensation Foundation (MRCF), expects that it will be able to meet claims only until early next year.
“We continue to believe – and have unequivocal advice from a number of leading counsel – that the SPF satisfies the requirements to be recognised as a tax exempt charity,” said Mr Gries. “However, if the ATO is unable to confirm the tax exempt status in the near term, we believe the Federal Government should intervene to reduce the anxiety caused to future claimants.
“This has happened in the past, where the Federal Government has granted charity status through legislation to similar funds, including the Thalidomide Foundation.

“The requirement to have a second fund that holds substantial assets in advance of having to pay claims was determined by all parties involved in negotiating the FFA. Developing the FFA involved some degree of concession from all parties to the agreement, including James Hardie agreeing to provide funding for compensation payments voluntarily and three years in advance. Any leakage of funds in tax from the SPF will result in a windfall gain to the Federal Government and could threaten the long-term viability of the fund or result in reduced payments to asbestos claimants.
“There have been some suggestions made via the media that James Hardie is not committed to implementing a long-term asbestos compensation funding arrangement. We absolutely refute this and note in support that we made a provision of A$1 billion net of tax on our balance sheet at 31 March 2006 to reflect this commitment.
“The tax treatment of the SPF is now the single major issue which is preventing the company from submitting the FFA to its lenders and shareholders for approval.
“If the ATO is unable to confirm the tax free status of the SPF in the near future, other options, including other options for providing long-term funding, will need to be pursued. If an alternative funding option is pursued, those alternatives may not be as beneficial to stakeholders as the proposed arrangements under the FFA.”
END
Media enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst enquiries:
Steve Ashe
Vice President – Investor Relations
James Hardie Industries NV
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895

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